Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Hirsch Electronics Corporation
Commission File No.: 333-157067
The communication below was sent to holders of options to purchase shares of common stock of Hirsch Electronics Corporation on April 23, 2009 by Lawrence W. Midland, President of Hirsch Electronics Corporation.
Hirsch Electronics Corporation
1900 Carnegie Avenue, Building B
Santa Ana, California 92705
April 23, 2009

     Re:      Notice regarding Termination of Stock Options
Dear                                         :
       NOTICE: YOUR OPTIONS ARE SUBJECT TO TERMINATION IF THEY ARE NOT EXERCISED PRIOR TO THE EFFECTIVE TIME OF THE PROPOSED MERGER BETWEEN HIRSCH AND SCM
     Hirsch Electronics Corporation, a California corporation (“Hirsch”), previously granted you an option to purchase up to                   shares of Hirsch’s common stock, no par value, at an exercise price per share of $                     (the “Option”). Your Option was granted under the Hirsch Incentive Stock Option Plan dated May 6, 1998 (the “Plan”).
     Hirsch has entered into an Agreement and Plan of Merger, dated December 10, 2008 (the “Merger Agreement”), by and among Hirsch, SCM Microsystems, Inc., a Delaware corporation (“SCM”), and two wholly-owned subsidiaries of SCM, pursuant to which Hirsch will become a new Delaware limited liability company and a wholly-owned subsidiary of SCM through a two-step merger (the “Merger”). Information regarding the Merger and SCM may be found at our website, at http://www.hirschelectronics.com/Hirsch-SCM_Merger.asp, or by requesting a copy of the joint proxy statement/information statement and prospectus from the Secretary of Hirsch, Diana Midland.
     Pursuant to the terms of the Plan, any and all outstanding options or other awards granted under the Plan, whether vested or unvested, will terminate upon a merger (such as the proposed transaction with SCM), except in certain circumstances, which are not applicable to the proposed transaction with SCM. In addition, the terms of the Merger Agreement provide that, consistent with the terms of the Plan, without any further action on the part of Hirsch, SCM or the holder, any and all options and other awards granted under the Plan that are outstanding as of the Effective Time (as such term is defined in the Merger Agreement) will not be assumed by SCM or any of its subsidiaries and will terminate and be cancelled immediately prior to the effective time of the Merger without payment of any additional consideration and thereafter will no longer have any force or effect. ACCORDINGLY, WE HEREBY NOTIFY YOU THAT YOUR OPTION WILL TERMINATE IMMEDIATELY PRIOR TO THE “EFFECTIVE TIME” (AS SUCH TERM IS DEFINED IN THE MERGER AGREEMENT) OF THE MERGER WITHOUT PAYMENT OF ANY ADDITIONAL CONSIDERATION TO YOU.
     At this time, both the shareholders of Hirsch and the stockholders of SCM have approved the Merger and it is anticipated that the Merger will occur as soon as possible after each of the other closing conditions to the Merger are satisfied or waived. Based on current information and expectations, it is anticipated that the Effective Time will occur no earlier than April 30, 2009, but on or around the end of April 2009. Neither Hirsch nor SCM can, however, assure you that the Merger will take place on any certain date, or at all.
     If you choose to exercise your Option, you must choose to do so prior to the Effective Time or your Option will terminate immediately prior to the Effective Time without payment of any additional consideration to you. If you wish to exercise your Option prior to its termination, you must deliver the attached notice of exercise, properly completed and duly executed, together with payment in full of the applicable exercise price, to the Secretary of Hirsch. SUCH NOTICE AND PAYMENT MUST BE RECEIVED PRIOR TO THE EFFECTIVE TIME.
     If you exercise your Option prior to the Effective Time, each share of Hirsch common stock received upon such exercise will, at the Effective Time, automatically be converted into the right to receive the “Merger Consideration” as described in and subject to the terms of the Merger Agreement. As described in the Merger Agreement, each share of Hirsch common stock owned by you at the Effective Time will be converted into the right to receive (i) $3.00 in cash (without interest and less applicable withholding taxes), (ii) two shares of SCM common stock, and (iii) a warrant to purchase one share of SCM common stock at an exercise price of $3.00 with a five year term, exercisable for two years following the third anniversary of the Effective Time of the Merger. You are encouraged to read the joint proxy statement/information statement and prospectus in its entirety as it contains important information concerning the Merger and SCM.
     You will be responsible for, and must timely pay, any and all taxes as a result of any exercise of your Option, and any amount otherwise payable to you by either Hirsch or SCM, including without limitation any amount payable to you as a result of the Merger, will be subject to applicable withholding. You are encouraged to consult with your own tax adviser with respect to the tax consequences of the exercise of your Option and the Merger.
     If Hirsch does not receive your properly completed and duly executed notice of exercise and payment in full of the applicable exercise price prior to the Effective Time, your Option shall terminate and be cancelled immediately prior to the Effective Time without payment of any additional consideration to you and thereafter be of no further force or effect. If the Merger does not occur for any reason, your Option shall continue and remain in full force and effect.
     THIS IS THE ONLY NOTICE THAT YOU WILL RECEIVE REGARDING THE TERMINATION OF YOUR OPTION. Neither Hirsch nor SCM is under any obligation to update or supplement this notice in the event that any information, facts or expectations regarding the Effective Time change, and neither Hirsch nor SCM shall have any liability due to the exercise or the failure to exercise your Option prior to the Effective Time.

Very truly yours, HIRSCH ELECTRONICS CORPORATION
By:	/s/ Lawrence W. Midland
Lawrence W. Midland, President

Notice of Exercise of Stock Options

TO:	Hirsch Electronics Corporation 1900 Carnegie Avenue, Building B Santa Ana, California 92705
Notice is given that the undersigned hereby exercises outstanding stock options held by the undersigned to purchase a total of                                      shares of common stock issuable by Hirsch Electronics Corporation pursuant to such options, in consideration for the payment of the total exercise price of $                                        , which amount is delivered herewith.
The undersigned represents and warrants and acknowledges that (i) it is the record and beneficial owner of all of the options being exercised, free and clear of all liens, encumbrances, purchase rights and other limitations, and have the power, authority and capacity to exercise such options and (ii) it is responsible for and must timely pay any and all taxes as a result of any exercise of the options, and any amount otherwise payable to the undersigned by either Hirsch or SCM, including without limitation any amount payable to you as a result of the Merger, will be subject to withholding for taxes. The undersigned further represents and warrants and acknowledges that it has had the opportunity to consult with its own tax adviser with respect to the tax consequences of the exercise of the options and the Merger.
Dated:

Option Holder Signature

Printed Name:

Address:

In connection with the proposed merger transaction involving SCM Microsystems, Inc. (“SCM”) and Hirsch Electronics Corporation (“Hirsch”), SCM has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (No. 333-157067), which was declared effective on February 13, 2009. The definitive joint proxy statement/information statement and prospectus dated February 13, 2009 was first mailed to stockholders of SCM and shareholders of Hirsch on February 18, 2009. SCM has filed other documents regarding the proposed transaction with the SEC and may file additional documents regarding the proposed transaction as well. SECURITYHOLDERS OF SCM AND HIRSCH ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Stockholders of SCM and shareholders of Hirsch may obtain a copy of the joint proxy statement/information statement and prospectus, as well as other filings containing information about SCM and Hirsch, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/information statement and prospectus can also be obtained, without charge, from the SCM corporate website at www.scmmicro.com, or by directing a request to SCM Microsystems, Inc., Attention: Investor Relations, 41740 Christy Street, Fremont, California 94538, or to Hirsch Electronics Corp, 1900 Carnegie Avenue, Bldg B, Santa Ana, California 92705, Attention: Secretary.
In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC, which are available at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
THIS FILING IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SCM Microsystems and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SCM in connection with the proposed transaction. Information about SCM’s directors and executive officers is available in the joint proxy statement/information statement and prospectus and other materials referred to in the joint proxy statement/information statement and prospectus.